June 14, 2011	Jessica L. Reece 617-235-4636 Jessica.Reece@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Linda Stirling

Re:	Ashmore Funds
File nos. 333-169226; 811-22468

Dear Ms. Stirling:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment No. 4 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which you provided orally via telephone on May 5, 2011. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 1, 2011 to register Institutional Class Shares of a new series of the Trust: Ashmore Emerging Markets Equity Fund (the “Fund”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 5 to the Trust’s Registration Statement, which was filed on June 14, 2011 pursuant to Rule 485(b) under the Securities Act.

PROSPECTUS

1.	Comment: Please include, in the footnote to the Annual Fund Operating Expenses table describing the contractual fee waiver and/or expense reimbursement arrangement, the period for which the expense agreement is expected to continue and a sentence regarding the recoupment policy.

Response: The requested changes have been made. The following language has been added to the second footnote to the Annual Fund Operating Expenses table: “Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed during the previous three fiscal years, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit.”

2.	Comment: The Fund’s principal investment strategies state that it may invest in credit default swaps. If the Fund may write credit default swaps, please make this explicit in the “Principal Investment Strategies” section and confirm supplementally that the Fund will cover the full notional value of all credit default swaps written.

Response: The Fund does not intend to write credit default swaps as part of its principal investment strategies. The description of the Fund’s principal investment strategies has been revised accordingly. To the extent the Fund writes credit default swaps in the future, the Fund intends to comply with applicable guidance from the Staff regarding issues related to the issuance of senior securities (e.g., Investment Company Act Release 10666 (April 18, 1979)).

3.	Comment: The Prospectus states that “[t]he Fund’s investments in derivatives and other synthetic instruments that have economic characteristics similar to these investments will be counted toward satisfaction of the 80% policy.” Please provide examples of the types of derivatives that may be used for this purpose.

Response: Each of the types of derivatives identified in the “Principal Investment Strategies of the Fund” section of the Prospectus (e.g., futures contracts, foreign currency forward contracts, total return swaps) may be used for this purpose. The following illustrative language has been added to the “Principal Investments and Strategies of the Fund” section of the Prospectus. “For example, futures contracts may be used to obtain investment exposure equal to a portion or all of the Fund’s cash position.”

4.	Comment: In the section titled “Performance Information” in the “Fund Summary” section of the Prospectus, please consider deleting the last two sentences of the first paragraph.

Response: The requested change has been made.

5.	Comment: Please disclose the job titles of the Portfolio Managers in the section titled “Management of the Fund” in the Fund’s Fund Summary and state the inception date of the Fund.

Response: The requested changes have been made.

6.	Comment: Please revise the sentence in the section titled “Tax Information” within the Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is the same as the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

7.	Comment: Please state that the Fund will provide shareholders with 60 days’ notice of a change in the Fund’s investment objective.

Response: The Trust respectfully declines to make the requested change, as there is no legal requirement of which the Trust is aware to provide such notice to shareholders

8.	Comment: In the section titled “Expense Limitations and Waivers” in the “Management of the Fund” section, please add the word “applicable” as shown in the following sentence: “Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed during the previous three fiscal years, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit.”

Response: The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

9.	Comment: Please add a fundamental policy regarding diversification or, if applicable, add disclosure appropriate for a non-diversified fund.

Response: A fundamental policy with respect to diversification has been added in the section titled “Investment Restrictions” in the Statement of Additional Information.

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On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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We believe that this submission responds to the Staff’s comments. Please feel free to call me at (617) 235-4636 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Alexandra Autrey, Ashmore Investment Management Limited

Brian Walker, Ashmore EMM, LLC

David C. Sullivan, Ropes & Gray LLP

Jeremy C. Smith, Ropes & Gray LLP